Aames 2000-1

Mortgage Pass-Through Certificates

Credit Enhancement Report for March 26, 2001 Distribution
Credit Enhancement Report
	ADJUSTABLE 2	ADJUSTABLE 1	FIXED	TOTAL

	ADJUSTABLE 2	ADJUSTABLE 1	FIXED	TOTAL

Insurance Premium Due	22,339.68	22,312.14	38,218.54	82,870.36
Insurance Premium Paid	22,339.68	22,312.14	38,218.54	82,870.36

Reimbursements to Certificate Insurer	0.00	0.00	0.00	0.00
Insured Payments Made By Certiifcate Insurer	0.00	0.00	0.00	0.00
Insurance Premiums Due but not Paid	0.00	0.00	0.00	0.00

	ADJUSTABLE 2	ADJUSTABLE 1	FIXED	TOTAL

Extra Principal Distribution Amt	435,515.79	454,170.12	416,919.71	1,306,605.62
Overcollateralization Amount	3,702,839.60	3,826,896.38	2,517,566.79	10,047,302.77
Targeted Overcollateralization Amt	5,964,101.35	5,964,112.47	6,266,447.17	18,194,660.99
Overcollateralization Release Amount	0.00	0.00	0.00	0.00
Overcollateralization Defficiency Amt	3,132,293.33	2,137,216.09	3,748,880.38	9,018,389.80

Page 9 of 27	© COPYRIGHT 2001 Deutsche Bank